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SEC FILE NUMBER
001-10883

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Wabash National Corporation

Full Name of Registrant

Former Name if Applicable

1000 Sagamore Parkway South

Address of Principal Executive Office (Street and Number)
Lafayette, IN 47905

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Wabash National Corporation (“the Company”) is not filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), in a timely manner because it is in the process of assessing its financial position and liquidity requirements in light of recent and ongoing economic conditions that have negatively impacted the Company’s operating results, and instability in the capital markets.
In addition, while the Company was in compliance with its financial covenants under its Revolving Credit Facility at December 31, 2008, if the adverse conditions in the economy in general, and the trailer industry in particular, continue, the Company believes it may not be in compliance with those financial covenants during 2009. Such noncompliance would constitute an event of default under the Revolving Credit Facility and would permit a majority of the lenders under the Revolving Credit Facility to cause an acceleration of the repayment of borrowings under that facility. The Company has commenced discussions to amend the Revolving Credit Facility.
Because the Company’s efforts have been focused on assessing its financial position and liquidity requirements and on amending the Revolving Credit Facility, and because the Company’s financial statements and other disclosures to be included in the Form 10-K could be materially impacted by the terms of an amendment to the Revolving Credit Facility, the Company is unable to file the Form 10-K within the prescribed period of time. Additional time is required to conclude discussions regarding the amendment and to reflect any such amendment in the Form 10-K. There can be no assurance that an amendment will be reached on acceptable terms or at all, or what actions the Company will take in response to any of the foregoing. The Company anticipates that completion of the amendment and related documentation will occur prior to March 31, 2009 at which time the Company expects to be in a position to file its Form 10-K.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Smith	(765)	771-5300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in our February 16, 2009 press release (which was filed as an exhibit to our Form 8-K filed February 17, 2009), the Company reported a net loss of $110.7 million, or $3.69 per diluted share, for the fourth quarter of 2008 on net sales of $230.7 million. For the same quarter last year, the Company reported net income of $5.6 million, or $0.18 per diluted share, on net sales of $257.8 million. For the twelve months ending December 31, 2008, net losses totaled $124.7 million, or $4.16 per diluted share, on net sales of $836.2 million. For the comparable period in 2007, the Company reported net income of $16.3 million, or $0.52 per diluted share, on net sales of $1.1 billion.
Fourth quarter and full year 2008 results include previously announced non-cash charges related to a goodwill impairment of $66.3 million and a charge to income tax expense of approximately $23.1 million related to establishing a full valuation allowance on previously established net deferred tax assets. Results for the fourth quarter and full year 2007 include the recognition of $3.3 million of foreign currency gains related to the Company’s sale of its Canadian branches and a gain of $0.5 million on the early retirement of long-term debt.

Wabash National Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer